UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              For November 9, 2004

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  [_]          Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).____

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                         Yes  [_]              No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 ----

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                  PRECISION DRILLING CORPORATION



                                  Per: /s/ Jan M. Campbell
                                       ------------------------------
                                       Jan M. Campbell
                                       Corporate Secretary



Date:  November 9, 2004

PRECISION DRILLING CORPORATION INTERIM REPORT Q3  2004
Periods ended September 30
MANAGEMENT'S DISCUSSION AND ANALYSIS

HIGHLIGHTS

Three months ended September 30,
(Stated in thousands of dollars, except per share amounts)           2004                   2003               % Change
-----------------------------------------------------------------------------------------------------------------------
FINANCIAL RESULTS
Revenue                                                   $       570,047        $       450,942                   26.4
Operating earnings (1)                                             77,074                 60,958                   26.4
Earnings from continuing operations                                41,034                 36,455                   12.6
Net earnings                                                       42,707                 35,765                   19.4
Diluted earnings per share:
       From continuing operations                                    0.68                   0.66                    3.0
       After discontinued operations                                 0.71                   0.65                    9.2
Funds provided by continuing operations                           103,095                 91,764                   12.3
-----------------------------------------------------------------------------------------------------------------------


                                                                              SEPTEMBER 30, 2004      December 31, 2003
-----------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Working capital                                                                          474,011                248,261
Long-term debt (2)                                                                       732,154                399,422
Long-term debt to long-term debt plus equity (2)                                            0.25                   0.19
-----------------------------------------------------------------------------------------------------------------------

(1) SEE EXPLANATION ON PAGE 8

(2) EXCLUDES CURRENT PORTION OF LONG-TERM DEBT


OVERVIEW
     Diluted earnings per share from continuing operations were $0.68 for the quarter ended September 30, 2004 compared to $0.66 in 2003. Revenue and operating earnings both increased by 26% with the acquisition of Reeves Oilfield Services Ltd. (OReevesO) and the land drilling operations of GlobalSantaFe Corporation contributing significantly to the increase. This improvement was achieved despite a 13% reduction in Canadian drilling activity, which was hampered by the much reported wet weather conditions in western Canada. Although activity levels were lower than the third quarter of 2003, anticipated strong demand for services going into the winter drilling season has provided support for pricing improvements across most of our service lines in Canada.

     The increased value of the Canadian dollar relative to the US dollar had a significant negative impact in the third quarter of 2004, reducing before tax earnings by $6.8 million. Most of the Corporation's international operations are carried on in US dollars and as a result the 6% strengthening of the Canadian dollar versus the US dollar had a two fold impact. First, the Canadian dollar equivalent of our net US dollar denominated monetary asset position declined, leading to a foreign exchange loss being recorded, and second, the Canadian dollar equivalent of US dollar denominated operating cash flow was reduced.

     Stock-based compensation expense amounted to $4.9 million ($0.08 per share) in the quarter compared to $1.9 million ($0.04 per share) in the third quarter of 2003.

     During the quarter the Corporation completed the issuance of 4,400,000 common shares for net proceeds of $276.5 million which funds were used to repay bank borrowings incurred to finance the acquisition of Reeves. The Corporation enjoys a strong balance sheet with a debt to debt plus equity ratio of 0.25, an undrawn revolving credit facility of $335 million and cash on hand of $79.4 million.

     In September, the Corporation launched a branding campaign focused on its Technology Services segment. This important milestone in the Corporation's technology services development will see all the businesses that currently make up the Technology Services segment combined under one brand, OPrecision Energy ServicesO. The segment will have three product lines: Wireline Services, Drilling & Evaluation Services and Production Services.

     The Corporation will be undertaking its annual planning and budget review in the fourth quarter. In conjunction with this process the annual assessment of the carrying value of the Corporation's investment in the Energy Services segment will be completed.

SEGMENT REVIEW

                                                    Three Months Ended                         Nine Months Ended
                                                       September 30,                             September 30,
--------------------------------------------------------------------------------------------------------------------
                                                 2004                  2003                2004                2003
--------------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS: (1)
       Contract Drilling                $      71,469        $       62,011        $    261,396        $    185,834
       Energy Services                          9,245                   275              21,886                 173
       Rental and Production                    9,507                 9,175              28,861              31,636
       Corporate and Other                    (13,147)              (10,503)            (36,401)            (27,338)
--------------------------------------------------------------------------------------------------------------------
                                        $      77,074        $       60,958        $    275,742        $    190,305
====================================================================================================================

(1) SEE EXPLANATION ON PAGE 8



CONTRACT DRILLING
(Stated in thousand of dollars, except per day/hour amounts)
                                                                         % OF                                 % of
Three months ended September 30,                    2004               REVENUE                 2003         Revenue
--------------------------------------------------------------------------------------------------------------------
Revenue                                    $     287,721                              $     227,490
Expenses:
       Operating                                 171,870                  59.8              139,137            61.1
       General and administrative                 16,713                   5.8                7,571             3.3
       Depreciation and amortization              24,474                   8.5               19,961             8.8
       Foreign exchange                            3,195                   1.1               (1,190)           (0.5)
--------------------------------------------------------------------------------------------------------------------
Operating earnings (1)                     $      71,469                  24.8        $      62,011            27.3
--------------------------------------------------------------------------------------------------------------------


                                                                                                           % Change
--------------------------------------------------------------------------------------------------------------------
Number of drilling rigs (end of period)              274                                        239            14.6
Drilling operating days                           12,774                                     11,820             8.1
Drilling revenue per operating day                17,437                                     14,365            21.4
Number of service rigs (end of period)               239                                        239              --
Service rig operating hours                      112,637                                    110,447             2.0
Service revenue per operating hour                   479                                        432            10.9
--------------------------------------------------------------------------------------------------------------------


                                                                          % OF                                 % of
Nine months ended September 30,                     2004               REVENUE                 2003         Revenue
--------------------------------------------------------------------------------------------------------------------
Revenue                                    $     857,711                              $     701,884
Expenses:
       Operating                                 493,141                  57.5              436,603            62.2
       General and administrative                 36,300                   4.2               23,248             3.3
       Depreciation and amortization              63,565                   7.4               58,234             8.3
       Foreign exchange                            3,309                   0.4               (2,035)           (0.3)
--------------------------------------------------------------------------------------------------------------------
Operating earnings (1)                     $     261,396                  30.5        $     185,834            26.5
--------------------------------------------------------------------------------------------------------------------


                                                                                                           % Change
--------------------------------------------------------------------------------------------------------------------
Number of drilling rigs (end of period)              274                                        239            14.6
Drilling rig operating days                       36,229                                     33,786             7.2
Drilling revenue per operating day                17,915                                     15,379            16.5
Number of service rigs (end of period)               239                                        239               -
Service rig operating hours                      344,316                                    326,383             5.5
Service revenue per operating hour                   498                                        454             9.7
--------------------------------------------------------------------------------------------------------------------

(1) SEE EXPLANATION ON PAGE 8

     Contract Drilling revenue increased by 26% in the third quarter compared to the same period in 2003 as a result of the acquisition of 31 internationally based rigs in May 2004, and pricing increases in the Canadian market. These positive factors were mitigated somewhat by lower activity levels in Canada as a result of wet weather conditions hindering the movement and operation of drilling rigs. Western Canada received 23% more rainfall in the third quarter of 2004 than in the third quarter of 2003 contributing to a 13% reduction in well completions.

     Operating earnings as a percentage of revenue declined to 25% from 27% in 2003. Improved margins in the Canadian market were more than offset by lower margins realized internationally. Reduced spending by PEMEX, the Mexican National Oil Company, reduced our activity and profitability in that country. In addition, expenses were incurred in connection with the integration of the GlobalSantaFe land drilling business. Foreign exchange fluctuations also contributed to the reduced profitability of the Contract Drilling segment.

     The Canadian drilling rig fleet achieved 9,479 operating days for a utilization rate of 46% in the quarter compared to 10,848 operating days and a 52% utilization rate in 2003. The service rig operation was less affected by the wet conditions in western Canada and saw a slight increase in operating hours from 110,447 in 2003 to 112,637 in 2004.

ENERGY SERVICES
(Stated in thousand of dollars)

                                                                          % OF                                 % of
Three months ended September 30,                     2004              REVENUE                2003          Revenue
--------------------------------------------------------------------------------------------------------------------
Revenue                                     $     229,246                             $    174,593
Expenses:
       Operating                                  161,661                 70.5             126,077             72.2
       General and administrative                  17,532                  7.7              18,524             10.6
       Depreciation and amortization               24,334                 10.6              17,558             10.1
       Research and engineering                    13,097                  5.7              13,208              7.5
       Foreign exchange                             3,377                  1.5              (1,049)            (0.6)
--------------------------------------------------------------------------------------------------------------------
Operating earnings (1)                      $       9,245                  4.0        $        275              0.2
--------------------------------------------------------------------------------------------------------------------


                                                                                                           % Change
--------------------------------------------------------------------------------------------------------------------
Wireline jobs performed                            10,366                                   11,855           (12.6)
Directional wells drilled                             646                                      762           (15.2)
--------------------------------------------------------------------------------------------------------------------

(1) SEE EXPLANATION ON PAGE 8


                                                                          % OF                                 % of
Nine months ended September 30,                      2004              REVENUE                2003          Revenue
--------------------------------------------------------------------------------------------------------------------
Revenue                                     $     627,890                             $    512,305
Expenses:
       Operating                                  447,113                 71.2             376,524             73.5
       General and administrative                  50,141                  8.0              52,562             10.3
       Depreciation and amortization               67,528                 10.8              54,307             10.6
       Research and engineering                    37,279                  5.9              30,834              6.0
       Foreign exchange                             3,943                  0.6              (2,095)            (0.4)
--------------------------------------------------------------------------------------------------------------------
Operating earnings (1)                      $      21,886                  3.5        $        173               --
--------------------------------------------------------------------------------------------------------------------


                                                                                                           % Change
--------------------------------------------------------------------------------------------------------------------
Wireline jobs performed                            29,886                                   29,600              1.0
Directional wells drilled                           2,512                                    2,124             18.3
--------------------------------------------------------------------------------------------------------------------

(1) SEE EXPLANATION ON PAGE 8

     Compared to the same period in 2003, revenues in the Energy Services sector increased 31% in the third quarter of 2004. This growth was primarily achieved in international operations. Revenue from Canadian operations remained relatively flat year over year where the impact of adverse weather conditions was offset by the addition of Reeves. The same is true for operating earnings where overall results increased $9.0 million, despite the inclusion of a foreign exchange loss of $3.4 million. The addition of Reeves contributed significantly to the profitability of the Energy Services segment in the quarter. The biggest geographical improvements came from operations in the United States, Latin America and Asia Pacific.

     Wireline Services generated the largest increase in results from 2003 levels, with improvements coming from both the core business as well as from the addition of Reeves. Continued capital spending in 2004, to round out LWD and RST service offerings, resulted in increased depreciation charges and a slight decline in operating earnings for Drilling & Evaluation Services. Business levels for this product line have not yet reached a sustainable threshold where the global fleet is enjoying continuous utilization of assets. The outlook for the balance of the year appears promising as we are experiencing an increase in jobs being awarded for our drilling and evaluation services. The Production Services business experienced mixed performances with some regions achieving excellent results, while others, such as Canada, struggled in adverse business environments. With renewal of a key North Sea contract and the start-up of other international projects before year end we are anticipating a strong finish to 2004.

     In spite of utilization growing pains within our drilling and evaluation business we have been encouraged by the performance of our new RST and LWD tools. Several key customer trials were successfully completed around the world in the third quarter, with both reliability and performance demonstrating top tier industry standards. With respect to Wireline, we have been very encouraged by the addition of Reeves to our existing business. We believe Reeves' unique technology, as well as its cost effective service solutions, will provide exciting opportunities for our formation evaluation business in mature basins.

RENTAL AND PRODUCTION
(Stated in thousand of dollars)

                                                                         % OF                                  % of
Three months ended September 30,                    2004              REVENUE                 2003          Revenue
--------------------------------------------------------------------------------------------------------------------
Revenue                                     $     53,080                              $     48,859
Expenses:
       Operating                                  37,326                 70.3               34,067             69.7
       General and administrative                  2,587                  4.9                2,589              5.3
       Depreciation and amortization               3,626                  6.8                3,072              6.3
       Foreign exchange                               34                  0.1                  (44)            (0.1)
--------------------------------------------------------------------------------------------------------------------
Operating earnings (1)                      $      9,507                 17.9         $      9,175             18.8
--------------------------------------------------------------------------------------------------------------------


                                                                                                           % Change
--------------------------------------------------------------------------------------------------------------------
Equipment rental days (000's)                        198                                       200               --


                                                                         % OF                                  % of
Nine months ended September 30,                     2004              REVENUE                 2003          Revenue
--------------------------------------------------------------------------------------------------------------------
Revenue                                     $    160,128                              $    162,312
Expenses:
       Operating                                 113,305                 70.8              113,698             70.0
       General and administrative                  7,773                  4.8                7,183              4.4
       Depreciation and amortization              10,199                  6.4                9,364              5.8
       Foreign exchange                             (10)                   --                  431              0.3
--------------------------------------------------------------------------------------------------------------------
Operating earnings (1)                      $     28,861                 18.0         $     31,636             19.5
--------------------------------------------------------------------------------------------------------------------


                                                                                                           % Change
--------------------------------------------------------------------------------------------------------------------
Equipment rental days (000's)                        617                                       595              3.7
--------------------------------------------------------------------------------------------------------------------

(1) SEE EXPLANATION ON PAGE 8

     The Rental and Production segment saw a 9% increase in revenue in the third quarter of 2004 over the same period in 2003, with the majority of the increase coming from the industrial plant maintenance business. The Canadian rental business experienced a slight decrease in rental days; however the impact on revenue was more than offset by pricing increases. Operating margins remained relatively consistent year over year in both businesses.

CORPORATE AND OTHER

CORPORATE AND OTHER EXPENSES

     Expenses in the third quarter associated with Corporate activities have increased by $2.6 million year over year. Much of the increase occurred in conjunction with the Corporation's expanded worldwide operations with approximately $0.7 million resulting from the expense associated with stock options issued in the third quarter.

OTHER ITEMS

     The effective tax rate on earnings in the third quarter from continuing operations before income taxes and non-controlling interest was 37% compared to 33% in the prior year. The increased tax rate is a result of unforeseen expenses during the quarter that are not tax affected. The most significant is the foreign exchange loss that occurred on translation of our foreign subsidiaries with another one being share-based compensation expense.

     Interest expense increased in the third quarter of 2004 compared to the same period of the prior year as a result of additional debt incurred to finance business acquisitions.

LIQUIDITY AND CAPITAL RESOURCES

     Cash provided by continuing operations amounted to $309.4 million in the nine months ended September 30, 2004 with capital expenditures, net of proceeds of disposal, totaling $168.0 million. The acquisition of Reeves and the land drilling business of GlobalSanteFe for a combined purchase price of $671.5 million was financed by a US $300 million public note issue and the issuance of 4,400,000 common shares for net proceeds of $276.5 million. Additional cash was realized from the disposal of investments and discontinued operations ($55.2 million) and from the exercise of stock options ($50.4 million).

     The Corporation's outstanding debt is now solely comprised of its three debenture issues. Of these unsecured debentures, $200 million matures in 2007, $150 million matures in 2010 and $382 million matures in 2014. Cash on hand at September 30, 2004 amounted to $79.4 million and it is anticipated that cash reserves will continue to grow as cash flow from operations should exceed capital spending. The Corporation's liquidity position is also bolstered by its undrawn $335 million revolving bank credit facility.

     The Corporation's long-term debt to long-term debt plus equity ratio is
0.25 at September 30, 2004, well within our long-term target of 0.30. During October the Corporation issued 73,650 shares on the exercise of stock options.

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of dollars except per share amounts, which are presented on a diluted basis)

                                                 2003                             2004
                                             -----------        -----------------------------------------
Quarters ended                               December 31        March 31         June 30     September 30
---------------------------------------------------------------------------------------------------------
Revenue                                          523,646         659,365         416,317          570,047
Operating earnings (1)                            91,173         169,631          29,037           77,074
Earnings from continuing operations               61,434         106,082          15,982           41,034
       Per share                                    1.11            1.88            0.28             0.68
Net earnings                                      52,958         100,519          15,995           42,707
       Per share                                    0.95            1.79            0.28             0.71
Funds provided by continuing operations          108,252         178,186          38,947          103,095
---------------------------------------------------------------------------------------------------------

                                                 2002                             2003
                                             -----------        -----------------------------------------
Quarters ended                               December 31        March 31         June 30     September 30
---------------------------------------------------------------------------------------------------------
Revenue                                          367,775         583,313         342,246          450,942
Operating earnings (1)                            11,330         117,033          12,314           60,958
Earnings from continuing operations                4,497          73,525           8,489           36,455
       Per share                                    0.08            1.33            0.15             0.66
Net earnings                                       6,616          83,129           8,622           35,765
       Per share                                    0.12            1.51            0.16             0.65
Funds provided by continuing operations           34,758         131,406          21,215           91,764
---------------------------------------------------------------------------------------------------------

(1) NON-GAAP MEASURE

OPERATING EARNINGS IS NOT A RECOGNIZED MEASURE UNDER CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP). MANAGEMENT BELIEVES THAT IN ADDITION TO NET EARNINGS, OPERATING EARNINGS IS A USEFUL SUPPLEMENTAL MEASURE AS IT PROVIDES AN INDICATION OF THE RESULTS GENERATED BY THE CORPORATION'S PRINCIPAL BUSINESS ACTIVITIES PRIOR TO CONSIDERATION OF HOW THOSE ACTIVITIES ARE FINANCED OR HOW THE RESULTS ARE TAXED IN VARIOUS JURISDICTIONS. INVESTORS SHOULD BE CAUTIONED, HOWEVER, THAT OPERATING EARNINGS SHOULD NOT BE CONSTRUED AS AN ALTERNATIVE TO NET EARNINGS DETERMINED IN ACCORDANCE WITH GAAP AS AN INDICATOR OF PRECISION'S PERFORMANCE. PRECISION'S METHOD OF CALCULATING OPERATING EARNINGS MAY DIFFER FROM OTHER COMPANIES AND, ACCORDINGLY, OPERATING EARNINGS MAY NOT BE COMPARABLE TO MEASURES USED BY OTHER COMPANIES.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN STATEMENTS CONTAINED IN THIS INTERIM REPORT, INCLUDING STATEMENTS WHICH ARE RELATED TO DRIVERS FOR IMPROVED EARNINGS, CUSTOMER REQUESTS FOR SERVICES AND DRILLING ACTIVITY AND THE OUTLOOK FOR THE BALANCE OF THE YEAR FOR OUR ENERGY SERVICES SEGMENT, STATEMENTS WHICH MAY CONTAIN WORDS SUCH AS OANTICIPATEO, OCOULDO, OSHOULDO, OEXPECTO, OBELIEVEO, OWILLO AND SIMILAR EXPRESSIONS AND STATEMENTS RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF PRECISION TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCES OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE FLUCTUATIONS IN THE MARKET FOR OIL AND GAS AND RELATED PRODUCTS AND SERVICES; COMPETITION; POLITICAL AND ECONOMIC CONDITIONS IN COUNTRIES IN WHICH PRECISION DOES BUSINESS; THE DEMAND FOR SERVICES PROVIDED BY PRECISION; CHANGES IN LAWS AND REGULATIONS, INCLUDING ENVIRONMENTAL, TO WHICH PRECISION IS SUBJECT AND OTHER FACTORS, WHICH ARE DESCRIBED IN FURTHER DETAIL IN PRECISION'S FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

CONSOLIDATED BALANCE SHEETS

                                                                                          SEPTEMBER 30,        December 31,
Stated in thousands of dollars                                                                     2004                2003
----------------------------------------------------------------------------------------------------------------------------
                                                                                             (unaudited) (restated - Note 5)
ASSETS
Current assets:
       Cash                                                                             $        79,422      $       21,370
       Accounts receivable                                                                      636,155             539,370
       Inventory                                                                                111,425              95,210
       Assets of discontinued operations                                                             --              30,508
----------------------------------------------------------------------------------------------------------------------------
                                                                                                827,002             686,458
Property, plant and equipment, net of accumulated depreciation                                1,932,174           1,584,954
Intangibles, net of accumulated amortization                                                    160,058              65,262
Goodwill                                                                                        767,415             527,443
Other assets                                                                                     10,096               8,932
Assets of discontinued operations                                                                    --              35,336
----------------------------------------------------------------------------------------------------------------------------
                                                                                        $     3,696,745      $    2,908,385
----------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
       Bank indebtedness                                                                $            --      $      147,909
       Accounts payable and accrued liabilities                                                 327,101             258,803
       Income taxes payable                                                                      25,890               7,136
       Current portion of long-term debt                                                             --              17,158
       Liabilities of discontinued operations                                                        --               7,191
----------------------------------------------------------------------------------------------------------------------------
                                                                                                352,991             438,197
Long-term debt (NOTE 8)                                                                         732,154             399,422
Future income taxes                                                                             359,903             320,599
Future income taxes of discontinued operations                                                        -               1,107
Non-controlling interest                                                                          9,545               3,771
Shareholders' equity:
       Share capital (NOTE 9)                                                                 1,265,258             936,744
       Contributed surplus                                                                       21,445              14,266
       Cumulative translation adjustment                                                          1,949                  --

                                                                                          SEPTEMBER 30,        December 31,
Stated in thousands of dollars                                                                     2004                2003
----------------------------------------------------------------------------------------------------------------------------
                                                                                             (unaudited) (restated - Note 5)
       Retained earnings                                                                        953,500             794,279
----------------------------------------------------------------------------------------------------------------------------
                                                                                              2,242,152           1,745,289
Subsequent event (NOTE 10)
----------------------------------------------------------------------------------------------------------------------------
                                                                                        $     3,696,745      $    2,908,385
----------------------------------------------------------------------------------------------------------------------------
Common shares outstanding (000's)                                                                60,673              54,846
Common share purchase options outstanding (000's)                                                 3,433               3,393


CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (UNAUDITED)

                                                                 Three months ended                    Nine months ended
                                                                    September 30,                        September 30,
----------------------------------------------------------------------------------------------------------------------------
Stated in thousands of dollars, except per share amounts             2004               2003              2004
2003
----------------------------------------------------------------------------------------------------------------------------
                                                                  (restated - Note 5)                   (restated - Note 5)
Revenue                                              $     570,047      $     450,942      $   1,645,729     $    1,376,501
Expenses:
       Operating                                           370,784            299,156          1,053,559            927,075
       General and administrative                           48,408             38,166            132,006            104,384
       Depreciation and amortization                        53,888             41,789            145,342            125,472
       Research and engineering                             13,097             13,208             37,279             30,834
       Foreign exchange                                      6,796             (2,335)             1,801             (1,569)
----------------------------------------------------------------------------------------------------------------------------
                                                           492,973            389,984          1,369,987          1,186,196
----------------------------------------------------------------------------------------------------------------------------
Operating earnings                                          77,074             60,958            275,742            190,305
Interest                                                    13,087              8,540             31,981             26,752
Gain on disposal of investments                             (2,532)            (1,862)            (2,574)            (3,026)
----------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before
       income taxes and non-controlling interest            66,519             54,280            246,335            166,579
Income taxes:
       Current                                              20,659              4,316             76,154             37,352
       Future                                                3,770             13,509              5,785             10,758
----------------------------------------------------------------------------------------------------------------------------
                                                            24,429             17,825             81,939             48,110
----------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations
       before non-controlling interest                      42,090             36,455            164,396            118,469
Non-controlling interest                                     1,056                 --              1,298                 --
----------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                         41,034             36,455            163,098            118,469
Discontinued operations, net of tax (NOTE 4)                 1,673               (690)            (3,877)             9,047
----------------------------------------------------------------------------------------------------------------------------
Net earnings                                                42,707             35,765            159,221            127,516
Retained earnings, beginning of period                     910,793            705,556            794,279            613,805
----------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                     $     953,500      $     741,321      $     953,500     $      741,321
----------------------------------------------------------------------------------------------------------------------------
Earnings per share from continuing operations:
       Basic                                         $        0.69      $        0.67      $        2.87     $         2.18
       Diluted                                       $        0.68      $        0.66      $        2.83     $         2.15
----------------------------------------------------------------------------------------------------------------------------
Earnings per share:
       Basic                                         $        0.72      $        0.66      $        2.80     $         2.35
       Diluted                                       $        0.71      $        0.65      $        2.77     $         2.31
----------------------------------------------------------------------------------------------------------------------------
Common shares outstanding (000's)                           60,673             54,639             60,673             54,639
Weighted average shares outstanding (000's)                 59,154             54,514             56,844             54,334
Diluted shares outstanding (000's)                          59,908             55,334             57,578             55,226

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

                                                                  Three months ended                    Nine months ended
                                                                     September 30,                        September 30,
----------------------------------------------------------------------------------------------------------------------------
Stated in thousands of dollars                                2004               2003               2004               2003
----------------------------------------------------------------------------------------------------------------------------
                                                                  (restated - Note 5)                   (restated - Note 5)
Cash provided by (used in):
Continuing operations:
       Earnings from continuing operations             $    41,034      $      36,455      $     163,098     $      118,469
       Items not affecting cash:
           Stock-based compensation                          4,934              1,946              8,883              5,872
           Depreciation and amortization                    53,888             41,789            145,342            125,472
           Gain on disposal of investments                  (2,532)            (1,862)            (2,574)            (3,026)
           Future income taxes                               3,770             13,509              5,785             10,758
           Non-controlling interest                          1,056                 --              1,298                 --
           Amortization of deferred financing costs            465                321              1,145                965
           Unrealized foreign exchange loss (gain)
             on long-term monetary items                       480               (394)            (2,749)           (14,125)
----------------------------------------------------------------------------------------------------------------------------
       Funds provided by continuing operations             103,095             91,764            320,228            244,385
       Changes in non-cash working capital balances        (60,639)           (83,491)           (10,874)           (85,143)
----------------------------------------------------------------------------------------------------------------------------
                                                            42,456              8,273            309,354            159,242
       Funds provided by (used in)
           discontinued Operations (NOTE 4)                  1,898              1,450                110               (709)
       Changes in non-cash working capital balances
           of discontinued operations                       (5,260)              (849)              (447)               886
----------------------------------------------------------------------------------------------------------------------------
                                                            (3,362)               601               (337)               177
Investments:
       Business acquisitions (NOTE 7)                       (1,160)                --           (660,002)            (6,800)
       Purchase of property, plant and equipment           (83,629)           (69,049)          (192,610)          (237,438)
       Purchase of intangibles                                (314)                --               (314)                --
       Proceeds on sale of property, plant and equipment    13,371              5,500             24,617             16,646
       Proceeds on disposal of investments                   5,829              2,960              5,877             10,580
       Proceeds on disposal of discontinued operations       8,553                 --             49,299             67,274
       Investments                                           1,340                144                 --               (730)
----------------------------------------------------------------------------------------------------------------------------
                                                           (56,010)           (60,445)          (773,133)          (150,468)
Financing:
       Increase in long-term debt                               --             35,980            522,136             80,940
       Repayment of long-term debt                        (161,994)            (4,486)          (173,257)          (145,657)
       Deferred financing costs on long-term debt             (627)                --             (5,612)                --
       Issuance of common shares on exercise of options     13,584              6,115             50,355             16,264
       Issuance of common shares (NOTE 9)                  276,455                 --            276,455                 --
       Change in bank indebtedness                         (71,795)            21,275           (147,909)            40,457
----------------------------------------------------------------------------------------------------------------------------
                                                            55,623             58,884            522,168             (7,996)
----------------------------------------------------------------------------------------------------------------------------
Increase in cash                                            38,707              7,313             58,052                955
Cash, beginning of period                                   40,715             10,957             21,370             17,315
----------------------------------------------------------------------------------------------------------------------------
Cash, end of period                                    $    79,422      $      18,270      $      79,422     $       18,270
----------------------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (TABULAR AMOUNTS STATED IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

1.   BASIS OF PRESENTATION

     These interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation's audited financial statements for the year ended December 31, 2003, except as noted below. These interim financial statements conform in all respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures regarding balance sheet items and transactions occurring prior to the current reporting period. As a result, these interim financial statements should be read in conjunction with the Corporation's audited financial statements for the year ended December 31, 2003 contained in the Corporation's 2003 annual report.

2.   SIGNIFICANT ACCOUNTING POLICIES

(a)  FOREIGN CURRENCY TRANSLATION

     Accounts of foreign operations which are considered financially and operationally integrated are translated to Canadian dollars using average exchange rates for the reporting period for revenue and expenses. Monetary assets and liabilities are translated at period end current exchange rate and non-monetary assets and liabilities are translated using historical rates of exchange. Gains or losses resulting from these translation adjustments are included in net earnings.

     With the acquisitions completed in the second quarter of 2004 the Corporation has international operations which are considered financially and operationally independent. These self sustaining operations are translated to Canadian dollars using average rates for the reporting period for revenue and expenses and period end rates for all assets and liabilities. Gains and losses resulting from these translation adjustments are included as a component of shareholders' equity in the cumulative translation adjustment account.

     Transactions in foreign currencies are translated at rates in effect at the time of the transaction. Monetary assets and liabilities are translated at current rates. Gains or losses are included in net earnings.

(b)  HEDGING

     The Corporation has designated its US $300.0 million 5.625% long-term notes as a hedge of its investment in certain self sustaining foreign operations. Gains or losses resulting from the translation of these notes at period end exchange rates are included in the cumulative translation adjustment account.

3.   SEASONALITY OF OPERATIONS

     The majority of the Corporation's operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring breakup" has a direct impact on the Corporation's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally our slowest time.

4.   DISPOSAL OF DISCONTINUED OPERATIONS

     On February 12, 2004, the Corporation sold substantially all of the assets of Fleet Cementers Inc. for proceeds of $25.7 million. On May 7, 2004 the Corporation sold the assets of the Polar Completions division for proceeds of $15.0 million, subject to working capital adjustments. On August 31, 2004 the Corporation sold its 65% interest in United Diamond Ltd. for proceeds of $8.5 million. Additional proceeds in the amount of up to $9.5 million is receivable with respect to the sale of United Diamond Ltd., contingent upon the extent of future business undertaken between the Corporation and United Diamond Ltd. No portion of the $9.5 million of contingent proceeds has been recognized. These assets were included in what is now called the Energy Services segment (previously Technology Services) and were disposed of as they were not a core component to the Corporation's energy services globalization strategy.

     Effective January 1, 2003, the Corporation sold Energy Industries Inc., a wholly-owned subsidiary included in the Rental and Production segment.

     Effective May 2003, the Corporation sold its 50% interest in Energy Equipment Rentals General Partnership (OEERO) and Oil Drilling Exploration (Argentina) SA (OOD&EO). Both entities were included in the Contract Drilling segment.

     Results of the operations of these businesses have been classified as results of discontinued operations. The following table provides additional information with respect to amounts included in the results of discontinued operations.

                                                                    Three months ended                     Nine months ended
                                                                       September 30,                         September 30,
----------------------------------------------------------------------------------------------------------------------------
                                                                   2004             2003                 2004          2003
----------------------------------------------------------------------------------------------------------------------------
Revenue
       Fleet Cementers, Polar Completions and
       United Diamond                                     $       5,756     $     17,155         $     23,879      $ 47,830
       Other                                                         --               --                   --           560
----------------------------------------------------------------------------------------------------------------------------
                                                                  5,756           17,155               23,879        48,390
----------------------------------------------------------------------------------------------------------------------------
Gain on disposal of Energy Industries                                --               --                   --        13,071
Gain on disposal of EER and OD&E                                     --               --                   --         4,389
Loss on disposal of Fleet Cementers' assets                         (14)              --                 (362)           --
Loss on disposal of United Diamond                                 (254)              --                 (254)           --
----------------------------------------------------------------------------------------------------------------------------
                                                                   (268)              --                 (616)       17,460
----------------------------------------------------------------------------------------------------------------------------
Results of operations before income taxes
       and non-controlling interest
       Fleet Cementers, Polar Completions
         and United Diamond                                       1,952              204                5,623        (7,182)
       Other                                                         --               --                   --            49
       Writedown of assets held for sale                             --               --               (6,117)           --
----------------------------------------------------------------------------------------------------------------------------
                                                                  1,952              204                 (494)       (7,133)
Income tax expense (recovery)                                      (327)             620                1,385           440
----------------------------------------------------------------------------------------------------------------------------
Results of operations, before non-controlling interest            2,279             (416)              (1,879)       (7,573)
       Non-controlling interest                                     338              274                1,382           840
----------------------------------------------------------------------------------------------------------------------------
                                                                  1,941             (690)              (3,261)       (8,413)
----------------------------------------------------------------------------------------------------------------------------
Discontinued operations                                   $       1,673     $       (690)        $     (3,877)     $  9,047
----------------------------------------------------------------------------------------------------------------------------

     The following table provides additional information with respect to amounts included in funds provided by (used in) discontinued operations:

                                                                    Three months ended                     Nine months ended
                                                                       September 30,                         September 30,
----------------------------------------------------------------------------------------------------------------------------
                                                                   2004             2003                 2004          2003
----------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) of discontinued operations            $       1,673     $       (690)        $     (3,877)     $  9,047
Items not affecting cash:
       Loss (gain) on disposal of discontinued operations           268               --                  616       (17,460)
       Depreciation and amortization                                 84            1,897                1,152         6,874
       Stock-based compensation                                      --               61                   --           143
       Writedown of assets of discontinued operations                --               --                3,293            --
       Future income taxes                                         (465)             (92)              (2,456)         (153)
       Non-controlling interest                                     338              274                1,382           840
----------------------------------------------------------------------------------------------------------------------------
Funds provided by (used in) discontinued operations       $       1,898     $      1,450         $        110      $   (709)
----------------------------------------------------------------------------------------------------------------------------

5.   STOCK-BASED COMPENSATION

     Effective January 1, 2004, the Corporation has adopted the revised Canadian accounting standards with respect to accounting for stock-based compensation. Under the new standard, the fair value of common share purchase options is calculated at the date of grant and that value is recorded as compensation expense over the vesting period of those grants. The Corporation has retroactively applied this standard, with restatement of prior years, to all common share purchase options granted since January 1, 2002. This has resulted in a charge to net earnings for the three and nine months ended September 30, 2004 of $4.9 million and $8.9 million (2003 - $2.0 million and $6.0 million) respectively, and a reduction to opening retained earnings of $14.5 million at January 1, 2004 ($6.3 million at January 1, 2003).

     Included in shareholders' equity at September 30, 2004 is $1.9 million (December 31, 2003 - $215,000) relating to stock-based compensation on options that were exercised.

6.   SEGMENT INFORMATION

                                             Contract            Energy       Rental and         Corporate
Three months ended September 30, 2004        Drilling          Services       Production         and Other            Total
---------------------------------------------------------------------------------------------------------------------------
Revenue                                 $     287,721     $     229,246    $      53,080     $          --    $     570,047
Operating earnings (loss)                      71,469             9,245            9,507          (13,147)           77,074
Research and engineering                           --            13,097               --                --           13,097
Depreciation and amortization                  24,474            24,334            3,626             1,454           53,888
Total assets                                1,863,678         1,557,996          177,993            97,078        3,696,745
Goodwill                                      383,041           355,672           28,702                --          767,415
Capital expenditures                           34,551            43,464            2,126             3,802           83,943
---------------------------------------------------------------------------------------------------------------------------

                                             Contract            Energy       Rental and         Corporate
Three months ended September 30, 2003        Drilling          Services       Production         and Other            Total
---------------------------------------------------------------------------------------------------------------------------
Revenue                                 $     227,490     $     174,593    $      48,859     $           -    $     450,942
Operating earnings (loss)                      62,011               275            9,175           (10,503)          60,958
Research and engineering                           --            13,208               --                --           13,208
Depreciation and amortization                  19,961            17,558            3,072             1,198           41,789
Total assets                                1,342,054         1,260,539          174,117            82,980        2,859,690
Goodwill                                      257,531           241,340           28,572                --          527,443
Capital expenditures                           32,798            27,609            2,269             6,373           69,049
---------------------------------------------------------------------------------------------------------------------------

                                             Contract            Energy       Rental and         Corporate
Nine months ended September 30, 2004         Drilling          Services       Production         and Other            Total
---------------------------------------------------------------------------------------------------------------------------
Revenue                                 $     857,711     $     627,890    $     160,128     $          --    $   1,645,729
Operating earnings (loss)                     261,396            21,886           28,861           (36,401)         275,742
Research and engineering                           --            37,279               --                --           37,279
Depreciation and amortization                  63,565            67,528           10,199             4,050          145,342
Total assets                                1,863,678         1,557,996          177,993            97,078        3,696,745
Goodwill                                      383,041           355,672           28,702                --          767,415
Capital expenditures*                          74,086            92,901           11,611            14,326          192,924
---------------------------------------------------------------------------------------------------------------------------

                                             Contract            Energy       Rental and         Corporate
Nine months ended September 30, 2003         Drilling          Services       Production         and Other            Total
---------------------------------------------------------------------------------------------------------------------------
Revenue                                 $     701,884     $     512,305    $     162,312     $          --    $   1,376,501
Operating earnings (loss)                     185,834               173           31,636           (27,338)         190,305
Research and engineering                           --            30,834               --                --           30,834
Depreciation and amortization                  58,234            54,307            9,364             3,567          125,472
Total assets                                1,342,054         1,260,539          174,117            82,980        2,859,690
Goodwill                                      257,531           241,340           28,572                --          527,443
Capital expenditures*                          62,794           148,817            9,463            16,364          237,438
---------------------------------------------------------------------------------------------------------------------------
* EXCLUDES BUSINESS ACQUISITIONS

7.   ACQUISITIONS

     During the year the Corporation made several acquisitions, the most significant of which were:

     On May 14, 2004 the Corporation purchased all of the issued and outstanding shares of Reeves Oilfield Services Ltd. ("Reeves"). Reeves provides open hole and cased hole logging services to the oil and gas industry. It has established operations in Canada, the United States, Australia, Africa, Europe and the Middle East.

     On May 21, 2004, the Corporation purchased all of the worldwide land drilling assets, located in Venezuela and the Middle East, from GlobalSantaFe Corporation ("Global SantaFe").

     These acquisitions have been accounted for by the purchase method with the results of the acquired operations included in the financial statements from the effective date of acquisition. Details of the transactions are as follows:

                                                      Reeves      GlobalSantaFe          Other           Total
--------------------------------------------------------------------------------------------------------------
Net assets acquired at assigned values:
Working capital                                 $     23,000(a)    $     11,639     $       --    $     34,639
Intangibles                                           95,203              6,139             --         101,342
Property, plant and equipment                         42,026            296,407            500         338,933
Goodwill                                             113,358            125,510            130         238,998
Future income taxes                                  (33,522)                --             --         (33,522)
Minority interest                                     (8,246)                --             --          (8,246)
--------------------------------------------------------------------------------------------------------------
                                                     231,819            439,695            630         672,144
--------------------------------------------------------------------------------------------------------------
Consideration:
       Cash                                     $    231,819       $    439,695     $      630    $    672,144
--------------------------------------------------------------------------------------------------------------
(a) includes cash of $12,142

8.   LONG-TERM DEBT

     On May 28, 2004 the Corporation issued US $300.0 million of long-term notes, bearing interest at 5.625% and maturing on June 1, 2014. These notes are redeemable at any time by the Corporation upon paying a redemption price equal to the greater of an amount calculated with reference to the yield on a United States treasury security with the same maturity and par. Proceeds of the offering was used to repay indebtedness incurred in connection with the acquisition of the worldwide land based drilling assets of GlobalSantaFe Corporation.

9.   SHARE CAPITAL

     In the third quarter of 2004 the Corporation issued 4,400,000 common shares at US $49.80 for net proceeds of approximately $276.5 million. Proceeds of the offering were used primarily to repay indebtedness incurred in connection with the acquisition of all the issued and outstanding shares of Reeves Oilfield Services Ltd.

10.  SUBSEQUENT EVENT

     On October 15, 2004 the Corporation purchased 43.5% of the issued and outstanding shares of Allegheny Wireline Services Inc. ("Allegheny") for cash consideration of US $17.5 million. The remaining 56.5% of the issued and outstanding shares of Allegheny had been acquired by the Corporation as part of the acquisition of Reeves Oilfield Services Ltd. on May 14, 2004. This acquisition will be accounted for by the purchase method with the increased proportion of Allegheny's results of operations included in the financial statements from the effective date of acquisition.

SHAREHOLDER INFORMATION

DIRECTORS
W.C. (MICKEY) DUNN (2) (3)
Edmonton, Alberta

ROBERT J.S. GIBSON (1) (3)
Calgary, Alberta

PATRICK M. MURRAY (1)
Dallas, Texas

FREDERICK W. PHEASEY (2) (3)
Edmonton, Alberta

ROBERT L. PHILLIPS (2) (3)
Vancouver, British Columbia

HANK B. SWARTOUT
Calgary, Alberta

H. GARTH WIGGINS (1)
Calgary, Alberta


(1) Audit Committee member
(2) Compensation Committee member
(3) Corporate Governance and Nominating Committee member

OFFICERS

HANK B. SWARTOUT
Chairman of the Board, President
and Chief Executive Officer

DALE E. TREMBLAY
Senior Vice President Finance
and Chief Financial Officer

IAN E. KELLY
Senior Vice President
International Drilling

JOHN R. KING
Senior Vice President
Energy Services

M.J. (MICK) MCNULTY
Senior Vice President
Operations Finance

R.T. (BOB) GERMAN
Vice President and
Chief Accounting Officer

JAN M. CAMPBELL
Corporate Secretary

HEAD OFFICE
Precision Drilling Corporation
4200, 150-6th Avenue S. W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403-716-4500
Facsimile: 403-264-0251
Website: www.precisiondrilling.com